Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222231

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 5 DATED OCTOBER 16, 2018

TO THE PROSPECTUS DATED APRIL 16, 2018

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc. dated April 16, 2018 (the “Prospectus”), Supplement No. 1 dated July 13, 2018, Supplement dated July 16, 2018, Supplement No. 3 dated August 16, 2018 and Supplement No. 4 dated September 17, 2018. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of November 1, 2018;

•	to disclose the calculation of our September 30, 2018 net asset value (“NAV”) per share for each class of our common stock;

•	to update the “Experts” section of the Prospectus; and

•	to disclose the purchase of additional Class N shares by TIAA.

November 1, 2018 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2018 (and repurchases as of October 31, 2018) is as follows:

Transaction Price (per share)
Class T	$10.27
Class S	10.27
Class D	10.27
Class I	10.27

The transaction price for our Class D and Class I shares is equal to such class’s NAV per share as of September 30, 2018. A detailed presentation of the NAV per share is set forth below.

As of September 30, 2018, we had not sold any Class T or Class S shares. The transaction price for our Class T and Class S shares is based on our aggregate NAV per share as of September 30, 2018. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

September 30, 2018 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of September 30, 2018, our properties have been appraised in accordance with our valuation guidelines and such appraisals were reviewed by our independent valuation advisor.

VGN-NREIT 1018P

The following tables provide a breakdown of the major components of our NAV as of September 30, 2018 ($ and shares in thousands):

Components of NAV	September 30, 2018
Investment in real property	$208,600
Investment in real estate-related assets	21,803
Investment in International Affiliated Funds	3,038
Cash and cash equivalents	16,034
Restricted Cash	573
Other assets	4,651
Debt obligations	—
Subscriptions received in advance	(550)
Other liabilities	(5,344)
Stockholder servicing fees payable the following month (1)	—

Net Asset Value	248,805

Number of outstanding shares	24,062

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of September 30, 2018, we have accrued under GAAP approximately $23,000 of stockholder servicing fees payable to the Dealer Manager related to the Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of September 30, 2018 ($ and shares in thousands, except per share data):

NAV Per Share	Class N Shares	Class I Shares	Class D Shares	Total
Net asset value	$247,377	$1,161	$267	$248,805
Number of outstanding shares	23,923	113	26	24,062

NAV per share as of September 30, 2018	10.34	10.27	10.27

As of September 30, 2018, we had not sold any Class T or Class S shares. We will disclose the NAV per share for each outstanding class of common stock in future periods once shares of such class are outstanding.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2018 valuations, based on property types. Once we own more than one office and retail property, we will include the key assumptions for such property types.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.2%	6.3%
Multifamily	7.0	5.4

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values		Multifamily Investment Values
Discount Rate	0.25% decrease	+2.2%		+1.9%
(weighted average)	0.25% increase	(1.9%	)	(1.9%	)
Exit Capitalization Rate	0.25% decrease	+2.6%		+3.0%
(weighted average)	0.25% increase	(2.3%	)	(2.8%	)

Experts

The following disclosure is added to the “Experts” section of our prospectus.

The amount of the estimated market values of our real properties as of September 30, 2018 presented on page 2 of this Supplement under the section “September 30, 2018 NAV Per Share” has been reviewed by RERC, LLC, an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. RERC, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

Purchase of Additional Class N Shares by TIAA

On October 1, 2018, TIAA, through its wholly-owned subsidiary, purchased 1,932,367 shares of our Class N common stock at the per share purchase price of $10.35, for an aggregate purchase price of $20,000,000. As of the date hereof, TIAA has purchased an aggregate of $260,000,000 in our Class N common stock as part of TIAA’s commitment to purchase $300,000,000 in shares of our Class N common stock.

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